

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

September 15, 2009

Mr. James P. Walker, Jr.
Chief Executive Officer
Bidgive International, Inc.
3538 Caruth Blvd., Suite 200
Dallas, Texas 75225

>   **Re: Bidgive International, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed April 16, 2009**
>   **Form 10-Q for the quarter ended June 30, 2009**
>   **Filed August 19, 2009**
>   **File No. 0-49999**

Dear Mr. Walker:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

1.   We read your statement that you do not presently have adequate cash or sources of financing to meet either short-term or long-term capital needs. Please expand this disclosure in future quarterly and annual reports to better comply with Section 607.02 of the Financial Reporting Codification. In this regard, given that your auditors' report contains a going concern modification, you should disclose management's viable plans to overcome the uncertainty of your ability to continue as a going concern. Your explanation of management's plans should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon, including a detailed description of the expected sources and demands for cash over that period and your plan if you are unable to raise or generate the needed amount of cash. Your disclosures should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.

Financial Statements for the Year Ended December 31, 2008

Report of the Independent Registered Public Accounting Firm, page 21

2.   We note that your audit opinion only covers the financial statements as of and for the year ended December 31, 2008. Please amend your filing to include audit reports covering all periods for which you are required to include audited financial statements. If your financial statements in prior years were audited by other auditors, you must include the audit reports of your predecessor auditor within your Form 10-K. Refer to Note 2 to Article 8 of Regulation S-X and Rule 8-02 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 27

Nature of Business, page 27

3.   We note that you appear to have several different business lines. Please explain
        to us which business lines generated revenue in 2007 and 2008, and provide us
        with your analysis of whether you have multiple operating segments under
        paragraph 10 of SFAS 131.

Revenue Recognition, page 29

4.   As noted in our comment above, you appear to have five different types of
        programs and projects in which you are currently involved. However, your
        current revenue recognition policy indicates that you generate revenues from
        selling advertising and marketing, and it is unclear to us how this is consistent
        with the five different types of programs and policies discussed elsewhere in your
        filing, as none of these five programs appear to consist of the sale of advertising.
        Please revise your revenue recognition policy in future filings to better explain
        how you generated the revenues seen on your statements of operations for each of
        the years presented, and to clearly present a revenue recognition policy for each
        material type of revenue transaction that occurred during the years presented.
        Also provide us with this information in your response.

5.   We read in the second sentence of this accounting policy that you recognize
        revenue when you receive funds from vendors as payment for advertising. It is
        unclear to us that this methodology results in revenue recognition based on the
        accrual method of accounting. Please explain to us in more detail what this
        sentence means and how it complies with your later statement that revenue is
        generally recognized when delivery has occurred or services have been rendered.
        Please revise your disclosure in future filings to better explain this matter.

Note 2 – Convertible Debt, page 33

6.   We read in the second sentence under this heading that the convertible notes are
        due three to six months from the date of issuance. However, as the amount of
        convertible debt seen on the face of your balance sheet exceeds the $78,697 of
        convertible debt that you state was issued in 2008, it appears that some of your
        outstanding convertible debt must have longer maturities. Please explain to us,
        and revise future filings to explain to your readers, when the convertible debt
        outstanding at December 31, 2008 was issued and any revisions made to the terms
        of that debt following its issuance, including any extensions of the maturity dates,

and whether these revisions to the terms of the debt had an accounting impact. We note your last sentence under this footnote stating that all of the notes have extended due dates, but we are requesting more detailed disclosures.

7.   We read your description of your convertible debt. However, we also note that you have line items on your balance sheet titled Lines of Credit, Loans Payable, and Loans from Shareholder, and you do not appear to have addressed these debts within the footnotes to your financial statements. Please explain to us and disclose in future filings the material terms for each of these types of debt.

Note 4 – Related Party Transactions, page 34

8.   Please disclose the fact that your Chief Executive Officer and Director is providing you with rent-free office space, similar to your disclosures on page 8, and if easily and objectively determinable, quantify the value of that donated office space. Refer to paragraph 2 of SFAS 57.

Item 9A(T). Controls and Procedures, page 36

Disclosure Controls and Procedures, page 36

9.   Your current disclosures under this heading do not comply with Item 307 of Regulation S-K because you have not clearly disclosed the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Please amend your filing to clearly indicate whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective or ineffective as of December 31, 2008. Stating that you "[maintain] such a system of controls and procedures in an effort to ensure that…" does not adequately communicate whether your officers concluded that your disclosure controls and procedures were effective.

Exhibit 31.1 and 31.2

10.   We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including the amendment requested in our comments above, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarter ended June 30, 2009

Note 2 – Convertible Debt and Common Stock Subject to Rescission Rights, page 7

11.   We read that one of the convertible notes issued in 2005 at a conversion price of
        $1.50 was renegotiated with the holder in the second quarter of 2009 to be
        convertible at par value ($0.001) in light of the collapse in the trading price per
        share and to assist you with the sale of the public vehicle. Please explain to us
        how this assisted you with your planned sale of the public vehicle. Also tell us
        how you accounted for this modification or exchange of convertible debt,
        including how you considered the guidance in EITF 06-6, SFAS 84, or other
        applicable accounting literature. Revise future filings to clarify these matters to
        your readers.

                                *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   - staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief